UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Insense Ads, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> August 1, 2016

Physical address of issuer
505 w 37th, ap. PH-10, NY, NY 10018

Website of issuer
https://insense.pro/

Current number of employees
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$936,454	$772,932
Cash & Cash Equivalents	$218,869	$678,225
Accounts Receivable	$554,901	$94,706
Short-term Debt	$95,423	$73,703
Long-term Debt	$2,934,792	$2,434,694
Revenues/Sales	$3,000,503	$1,400,013
Cost of Goods Sold	$2,027,096	$1,235,227
Taxes Paid	$0	$0
Net Income (Loss)	$(358,149)	$(418,623)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Danil Saliukov

(Signature)

Danil Saliukov

(Name)

CEO, Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Danil Saliukov

(Signature)

Danil Saliukov

(Name)

CEO, Director

(Title)

4/15/2022

(Date)

/s/ Anton Saliukov

(Signature)

Anton Saliukov

(Name)

COO, Director

(Title)

4/15/2022

(Date)

/s/ Alexandr Fedorenko
_____
(Signature)

Alexandr Fedorenko
_____
(Name)

Director
_____
(Title)

4/15/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

April 15, 2022



Insense Ads, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Insense Ads, Inc. a Delaware Corporation ("**Insense**", the "**Company**," "**we**," "**us**", or "**our**"), (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR. This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Insense Ads, Inc. is a Delaware corporation incorporated on August 1, 2016.

The Company is located at 505 w 37th, ap. PH-10, NY, NY 10018

The Company's website is https://insense.pro/.

The Company conducts business in all 50 U.S. States, Canada, United Kingdom.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

BUSINESS

Description of the Business
A data-driven marketplace for high-performing video ads production and optimization through a network of influential content creators.

Business Plan

We have two components in our business model. The first is a content production fee of anywhere from 5% - 20% that we add on top of content budget and escrow money to send to freelancers aka content creators/influencers. The second is our subscription model that costs anywhere from $400/mo - $999/mo that repeatable clients can pay to decrease content fee to 15%, get 24/7 support and advice as well as access to additional features. We also offer quarterly or annual plans with our subscription model.

The Company's Products and/or Services

Product / Service	Description	Current Market
Custom video production	Fast and cost-efficient content creation with a network of influential content creators	B2B market of Small and Medium Business
Video optimization for ads	A creative suite of analytics and video editor tools	B2B market of Small and Medium Business

Competition

Several key competitors in the market have taken advantage of working with enterprise clients like Disney, Nestle, Netflix, etc. While competitors target large corporations, neglecting the more midsized market that cares performance metrics and every penny they put in ads. The company addresses the gap between creative production and performance marketing. The major players are Vidmob, SocialNative, Vidsy.

Customer Base
We sell our products on the B2B market. Our products reach Midsized Businesses (appx. 60%), as well as Smaller Shops (appx. 40%).

Supply Chain
We hire our software engineers through different third-party providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
The Company currently owns no patents or trademarks.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any litigation or threatened litigation.

DIRECTORS & OFFICERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Danil Saliukov	CEO, Founder	Insense - Founder & CEO. 2016-Present	Master's Degree, Business - Ufa State Aviation Technical University Class of 2013. Bachelor's Degree, Electrical Engineering - Ufa State Aviation Technical University Class of 2008.
Anton Saliukov	COO, Founder	Insense - Founder & COO. 2016-Present	Master's Degree - Ufa State Aviation Technical University Class of 2011. Bachelor's Degree - Ufa State Aviation Technical University Class of 2006.
Alexandr Fedorenko	Director	Insense - Director. 2016-Present Freelance Product Leader. 2016- Present	British Higher School of Art and Design Class of 2011. Bachelor's Degree - Ufa State Aviation Technical University Class of 2009.
Thomas Babcock	Director	Insense – Director Feb. 2022 – Present Trestle Partners – Founder – 2019 - Present	University of Virginia Darden School of Business Master, Business Administration Master, Business Administration 2009 - 2011

			Wake Forest University Bachelor of Arts, Political Science, Bachelor of Arts, Political Science 2001 - 2005

Danil Saliukov
Entrepreneur, marathoner, business developer with over 10 years of successful experience in b2b sales, relationship management in martech and payment industries, start-ups companies and corporate businesses.

Anton Saliukov
Entrepreneur with 2 exits in e-commerce businesses and 8 in years marketing consulting, vegan.

Alexandr Fedorenko
Entrepreneur with experience of digital marketing industry, creative director in ad agencies, started his career as an engineer.

Thomas Babcock
Thomas is a venture capitalist with a background in ecommerce and digital marketing.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Amount outstanding/Face Value	8,735,484
Par Value (if applicable)	$0.0001
Voting Rights	Yes 1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	45.6%

Type/Class of security	Common Stock Options
Amount outstanding/Face Value	466,666
Par Value (if applicable)	$0.0001
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock Options which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.4%

Type/Class of security	Warrants
Amount outstanding	277,017
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Warrants which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.4%

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$2,490,700
Reserved Shares Required Upon Conversion	90,826,766
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	38.8%
Additional Terms	$75,000 of the SAFEs have a $1,700,000 valuation cap, $185,700 of the SAFES have a $1,857,000 valuation cap, $830,000 of the SAFEs have a $5,000,000 valuation cap, $150,000 of the SAFEs have a $4,000,000 valuation cap, $155,000 of the SAFEs have a $6,000,000 valuation cap,

	$655,000 of the SAFEs have a $7,500,000 valuation cap, $440,000 of the SAFEs have a $12,000,000 valuation cap

* The shares required to convert the SAFE are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and stock reserved for the option pool.

Type/Class of security	Crowd SAFE
Cash Value of Notes Outstanding (Including Interest)	$151,970
Reserved Shares Required Upon Conversion	132,753
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities may convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.7%
Additional Terms	The SAFEs have a $10,000,000 valuation cap and 20% discount rate.

* The shares required to convert the SAFE are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and stock reserved for the option pool.

Type/Class of security	Convertible Note
Cash Value of Notes Outstanding (Including Interest)	$2,810,700
Reserved Shares Required Upon Conversion	2,132,485
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.1%
Additional Terms	$75,000 of the Notes have a $1,700,000 valuation cap. $185,700 of the Notes have a $1,857,000

	valuation cap. $2,550,000 of the Notes have a $25,500,000 valuation cap

* The shares required to convert the notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities.

The Company has the no debt outstanding.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alexandr Fedorenko	1,872,000/Common Stock	21%
Anton Saliukov	2,744,000/Common Stock	31%
Danil Saliukov	3,384,000/Common Stock	39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$90,000	General Operations	10/9/2019	Section 4(a)(2)
SAFE	$120,000	General Operations	4/29/2019	Section 4(a)(2)
SAFE	$15,000	General Operations	9/20/2019	Section 4(a)(2)
SAFE	$50,000	General Operations	10/28/2019	Section 4(a)(2)
SAFE	$75,000	General Operations	10/25/2019	Section 4(a)(2)
SAFE	$30,000	General Operations	5/14/2020	Section 4(a)(2)
SAFE	$500,000	Sales & Marketing	11/5/2020	Section 4(a)(2)
Crowd SAFE	$148,991	Sales & Marketing	11/02/2020	Section 4(a)(6)
SAFE	$440,000	Sales & Marketing	8/13/2022	Section 4(a)(2)
Convertible Note	$200,000	Sales & Marketing	2/23/2022	Section 4(a)(2)
Convertible Note	$2,000,000	Sales & Marketing	2/4/2022	Section 4(a)(2)
Convertible Note	$100,000	Sales & Marketing	2/17/2022	Section 4(a)(2)
Convertible Note	$200,000	Sales & Marketing	3/1/2022	Section 4(a)(2)
Convertible Note	$50,000	Sales & Marketing	2/17/2022	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

EXHIBIT B
Financials

I, Danil Saliukov, certify that: (1) the financial statements of Insense Ads, Inc.. included in this Form are true and complete in all material respects; and (2) the tax return information of Insense Ads, Inc. included in this Form reflects accurately the information reported on the tax return for Insense Ads, Inc. filed for the fiscal year ended 12/31/2021.

/s/ Danil Saliukov
_____
(Signature)

Danil Saliukov
_____
(Name)

CEO, Director
_____
(Title)

April 15, 2022
_____
(Date)

Incense Ads Inc
Balance Sheet as of December 31, 2020 and
2021 (in US dollars)

	As of December 31, 2021	As of December 31, 2020
ASSETS		
Current Assets		
Cash and Equivalents	218, 870	678, 226
Accounts Receivable	554, 902	94, 706
Total Current Assets.	**773, 772**	**772, 932**
Total Other Current Assets	**162, 683**	
TOTAL ASSETS	**936, 455**	**772, 932**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	11,186	
Payroll Liabilities	1,956	3,251
Other Short -Term Liabilities	82,281	70,452
Total Current Liabilities	**95,423**	**73,703**
Total Long-Term Liabilities	**2,934,792**	**2,434,694**
Total Liabilities	**3,030,214**	**2,508,397**
Equity		
Capital Stock (8, 740, 000 Shares Issued and Outstanding Par Value 0.001)	874	874
Additional Paid in Capital	20,326	20,326
Retained Earnings	(2,114,960)	(1,756,811)
Total Equity	**(2,093,760)**	**(1,735,611)**
TOTAL LIABILITIES AND EQUITY	**936,455**	**772,932**

Incense Ads Inc
Statement of Income and Expenses for years ended December 31, 2021 and 2020
<u>*(in US dollars)*</u>

	2021	2020
Income		
Service Income	3,000,503	1,400,013
Total Income	**3,000,503**	**1,400,013**
Cost of Goods Sold	2,027,096	1,235,227
Gross Profit	**973,408**	**164,786**
Expenses		
Consulting	800,353	331,559
Payroll Expenses	103,268	94,184
Software and SaaS	165,438	83,784
Advertising and Marketing	111,570	16,735
Website support	30,352	21,534
Bank Charges & Fees	61,003	43,042
Legal and Professional Fees	15,988	10,133
Rent & Lease	10,932	5,867
Computer Hardware	13,494	1,311
HR-services	36,182	5,022
Other expenses	5,677	4,355
Total Expenses	**1,326,941**	**595,992**
Other income and loss	(4,616)	12,584
Interest paid	3,036	
Net Income	(-358149,12) **(358,149)**	(-418622,87 **(418,623)**

Insense Ads Inc
Statement of Cash Flow for years ended December 31, 2021 and 2020
(in US dollars)

	2021	2020
OPERATING ACTIVITIES		
Net Income	**(358,149)**	**(418,623)**
Adjustments to reconcile Net Income to Net Cash provided (used) by operations:		
Increase (Decrease) Accounts Receivable	(460,195)	43,177
Increase (Decrease) i n Accounts Payable	11,186	(16,596)
Increase (Decrease) Payroll Liabilities	(1,295)	54
Increase (Decrease) Short -Term Liabilities	11,683	(21,033)
Long Term Convertible Notes	440,000	667,196
Short Term Loans	11,683	246,798
	(101,207)	**919,597**
Total Adjustments to reconcile Net Income to Net Cash provided (used) by operations:		
Net cash provided (used) by operating activities	**(459,356)**	**500,974**
	-	
Net cash increase for period	**(459,356)**	**500,974**
Cash at beginning of period	678,226	177,252
Cash at end of period	**218,870**	**678,226**